EXHIBIT 99.1

AB Volvo Annual General Meeting

GOTEBORG, Sweden, April 12, 2005 (PRIMEZONE) -- At the Annual General Meeting of AB Volvo on April 12, 2005, the shareholders adopted the Board's proposal to pay a dividend of SEK 12.50 per share, or a total of SEK 5,054,998,025, to the shareholders. April 15, 2005 was adopted as the record date for entitlement to receive the dividend. Payment of the dividend will be made through VPC (Swedish Central Securities Depository & Clearing Organization) on April 20, 2005.

The Annual General Meeting also resolved to authorize the Board of Directors of AB Volvo to decide on the purchase and transfer of the Company's own shares during the period up to the next Annual General Meeting. The Company may purchase not more than 10% of the total number of shares outstanding in the Company through trading on a stock exchange or another regulated market in which the Company's shares are traded. For the purpose of financing company acquisitions, the transfer of such shares may be effected through an offering directed to all shareholders. Payment for shares tendered shall be made in cash.

After implemented repurchases, AB Volvo owns a total of 7,230,246 Series A shares and 29,890,797 Series B shares in the company, corresponding to 8.4 % of the total number of shares in the company. With the aim of creating scope for further repurchases of shares, the Meeting resolved that share capital be reduced by SEK 95,021,046 through cancellation of 3,084,619 Series A shares and 12,752,222 Series B shares that the company has repurchased. To avoid the time lag involved in requesting court permission to implement the reduction, it was further resolved to add in the Articles of Association a new type of share, Series C, a redeemable share without rights to participate in profits with a par value of SEK 6, and that Carnegie Investment Bank AB issues 15,836,841 shares of this series at par and that these shares thereafter will be redeemed by the company at the same amount plus an agreed interest as soon as they are registered.

Per-Olof Eriksson, Patrick Faure, Haruko Fukuda, Tom Hedelius, Leif Johansson, Finn Johnsson, Louis Schweitzer and Ken Whipple were re-elected members of the Board of AB Volvo. Finn Johnsson was elected Board Chairman.

The Meeting adopted new instructions for the Nomination Committee, whereby the Committee is appointed directly by the Meeting and that it should comprise the Board Chairman and four representatives of the Company's four principal owners, in terms of voting rights. With regard to the tasks of the Nomination Committee, the instructions mainly reflect the tasks assigned to nomination committees in the Swedish Code of Corporate Governance. Moreover, the Board's Chairman Finn Johnsson, Lars Idermark, representing the 2nd AP Fund, Marianne Nilsson, representing Robur Fonder, Curt Kallstromer, representing Svenska Handelsbanken, and Thierry Moulonguet, representing Renault s.a.s., were elected as members of the Nomination Committee. It was also decided that no fees shall be paid to the Nomination Committee.

The Meeting resolved to establish a new share-based incentive program during the second quarter of 2005 for senior executives in the Volvo Group. The program mainly involves that a maximum of 185,000 Series B shares in the Company could be allotted to a maximum of 165 senior executives, including members of Group Management, during the first six months of 2006. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2005 fiscal year and which are set by the Board. If these goals are fulfilled in their entirely and if the price of the Volvo B share at the time of allotment is SEK 300, the costs for the program will amount to about SEK 70 M. So that Volvo shall be able to meet its commitment in accordance with the program in a cost efficient manner, the Meeting further resolved that Volvo may transfer own shares (treasury stock) to the participants in the program.

The fee to the Board of Directors was set at SEK 4,775,000, to be distributed among the members as follows: SEK 1,350,000 to the Chairman and a total of SEK 2,700,000 to the other members; in addition, SEK 250,000 to the chairman of the Audit Committee and SEK 125,000 to other members of the Audit Committee and SEK 75,000 to each of the members the Remuneration Committee.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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Contacts:
AB Volvo
Marten Wikforss
+46 31 66 11 27, +46 705 59 11 49